EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30, 2005		Year Ended
Dollars in millions			2004		2003		2002		2001		2000
Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$916		$1,735		$1,568		$1,821		$564		$1,848
Fixed charges and preferred stock dividends excluding interest on deposits	291		358		347		433		782		1,062

Subtotal	1,207		2,093		1,915		2,254		1,346		2,910
Interest on deposits	406		484		457		659		1,229		1,653

Total	$1,613		$2,577		$2,372		$2,913		$2,575		$4,563

Fixed charges
Interest on borrowed funds	$259		$298		$258		$315		$645		$914
Interest component of rentals	31		58		59		58		53		50
Amortization of notes and debentures	0		1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0		0		28		58		63		67
Preferred stock dividend requirements	1		1		1		1		20		30

Subtotal	291		358		347		433		782		1,062
Interest on deposits	406		484		457		659		1,229		1,653

Total	$697		$842		$804		$1,092		$2,011		$2,715

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	4.15	x	5.85	x	5.52	x	5.21	x	1.72	x	2.74	x
Including interest on deposits	2.31		3.06		2.95		2.67		1.28		1.68

(1)	As defined in Item 503(d) of Regulation S-K.